EXHIBIT 10.1

INDEMNIFICATION AGREEMENT

THIS AGREEMENT is entered into as of September 18, 2003 between **AMC Entertainment Inc.**, a Delaware corporation (the "Company"), and _____ (the "Indemnitee").

A.   The Company believes that it is in the best interests of the Company and its shareholders to retain and attract the most capable persons available to serve as directors of the Company. The Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against directors of public companies in today's environment, while at the same time basic protection against undue risk of personal liability of directors through insurance coverage providing comprehensive protection at reasonable cost is more difficult to obtain.

B.   The Delaware legislature, in recognition of the need to secure the continued service of competent and experienced people in senior corporate positions and to assure that they will be able to exercise judgment without fear of personal liability so long as they fulfill the basic duties of honesty, care and good faith, has enacted Section 145 of The Delaware General Corporation Law (the "DGCL"), which empowers the Company to indemnify its officers, directors, employees and agents and expressly provides that the indemnification provided by the statute is not exclusive. The Company's Certificate of Incorporation requires the Company to indemnify and advance expenses to its directors and officers to the fullest extent now or hereafter authorized or permitted by law and authorizes the Company to enter into agreements providing for such indemnification and advancement of expenses.

C.   Indemnitee is a director of the Company. The Company recognizes that the Indemnitee continues to serve as a director of the Company in part in reliance on the aforesaid indemnification rights under the Certificate of Incorporation and that substantial protection against personal liability will enhance Indemnitee's continued service to the Company in an effective manner. In order to provide Indemnitee with specific contractual assurance that the protection promised by such Certificate of Incorporation will be available to Indemnitee (regardless of, among other things, any amendment to or revocation of such Certificate of Incorporation or any change in the composition of the Company's Board of Directors or any acquisition transaction relating to the Company), and due to the possibility that the Company's directors' and officers' liability insurance coverage could at some future time become inadequate, the Company wishes to provide in this Agreement for the indemnification of, and the advancing of expenses to, Indemnitee to the fullest extent (whether partial or complete) now or hereafter authorized or permitted by law and as set forth in this Agreement, and, to the extent insurance is maintained, for the continued coverage of Indemnitee under the Company's directors' and officers' liability insurance policies.

NOW, THEREFORE, in consideration of the premises and of Indemnitee continuing to serve the Company directly or, at its request, with another enterprise, and intending to be legally bound hereby, the parties agree as follows:

1.   CERTAIN DEFINITIONS:

(a)   "Approved Law Firm" means any law firm selected by the Company and approved by the Indemnitee (which approval shall not unreasonably be withheld) (i) experienced in matters of corporate law and representation of public companies, (ii) having 300 or more attorneys, and which otherwise does not have a conflict of interest (under applicable standards of professional conduct), so long as such law firm has not, for a five- year period prior to the Indemnifiable Event, been engaged by the Company, any successor corporation resulting from a Business Combination or Indemnitee.

(b)   "Applicable Standard of Conduct" means the standard established by DGCL Section 145(a)-(b), as amended from time to time.

(c)   "Board of Directors" means the Company's Board of Directors as constituted at any given time.

(d)   "Change of Control" means the occurrence of any of the following events:

(i)   Cessation, for any reason, of individuals who, as of the date hereof, constitute the Board of Directors (the "Incumbent Board") to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(ii)   Consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the consolidated assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination,

(A)   all or substantially all of the individuals and entities that were the beneficial owners, respectively, of the then-outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50%, respectively, of the combined voting power of the then-outstanding Voting Securities of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Company or all or substantially all of the Company's consolidated assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of Voting Securities, and

(B)   at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iii)   The approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(e)   "Claim" means any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether conducted by the Company or any other party, that Indemnitee in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other.

(f)   "Expenses" includes attorneys' fees and all other costs, expenses and obligations paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any Claim relating to any Indemnifiable Event, together with interest, computed at the Company's average cost of funds for short-term borrowings, accrued from the date of payment of such expense to the date Indemnitee receives reimbursement therefor.

(g)   "Indemnifiable Event" means any event or occurrence related to the fact that Indemnitee is or was a director, officer, employee, agent or fiduciary of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee, agent or fiduciary of another corporation of any type or kind, domestic or foreign, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of anything done or not done by Indemnitee in any such capacity. Without limitation of any indemnification provided hereunder, an Indemnitee serving (i) another corporation, partnership, joint venture or trust of which 20 percent or more of the voting power or residual economic interest is held, directly or indirectly, by the Company, or (ii) any employee benefit plan of the Company or any entity referred to in clause (i), in any capacity shall be deemed to be doing so at the request of the Company.

(h)   "Person" means any individual, entity or group, within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(i) "Reviewing Party" means (i) the Board of Directors acting by majority vote of directors who are not parties to the particular Claim with respect to which Indemnitee is seeking indemnification, even through less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct or if it is required by this Agreement, by an Approved Law Firm or (iv) by the stockholders. The Company agrees to pay the reasonable fees of the Approved Law Firm and to fully indemnify such counsel against any and all expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

(j) "Voting Securities" means any securities of the Company which vote in the election of directors.

2. INDEMNIFICATION AND EXPENSE ADVANCEMENT. If Indemnitee was, is or becomes at any time a party to, or witness or other participant in, or is threatened to be made a party to, or witness or other participant in, a Claim by reason of (or arising in part out of) an Indemnifiable Event:

(a) The Company shall indemnify Indemnitee to the fullest extent now or hereafter authorized or permitted by the DGCL against any and all Expenses, judgments, fines (including excise taxes assessed against an Indemnitee with respect to an employee benefit plan), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with, or in respect of, such Expenses, judgments, fines, penalties or amounts paid in settlement) of such Claim. The Company's obligations to make payments under this Agreement are not subject to diminution by set off, counterclaim, abatement or otherwise. However, Indemnitee will not be released from any liability or obligation that owed to the Company, whether under this Agreement or otherwise.

(b) The Company shall promptly advance any and all Expenses incurred by Indemnitee prior to final disposition of the Claim (an "Expense Advance") upon delivery to the Company of a written affirmation by the Indemnitee of his good faith belief that he has met the Applicable Standards of Conduct and is not precluded by circumstances in Section 3 and an undertaking, by or on behalf of Indemnitee, to repay all amounts so advanced if it should be determined ultimately that Indemnitee is not entitled to indemnification under the DGCL.

3. EXCEPTIONS. Indemnitee shall not be entitled to indemnification pursuant to this Agreement:

(a) in any action in which the Indemnitee's conduct has been finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or is otherwise not permitted by law;

(b) in any derivative action in which Indemnitee has been finally adjudged to be liable to the Company, unless and only to the extent that the

Delaware Court of Chancery or the court in which the proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper, or

(c)   prior to a Change in Control, in connection with any Claim initiated by Indemnitee against the Company or any director or officer of the Company unless the Company has joined in or consented to the initiation of such Claim.

4.   PROCEDURE. Except as provided in Section 2(b) the Company's obligations under Section 2(a) shall be subject to the condition that the Reviewing Party shall have authorized such indemnification in the specific case by having determined that the indemnification is not precluded by circumstances described in Section 3 of this Agreement and Indemnitee is permitted to be indemnified under the Applicable Standard of Conduct.

(a)   Indemnitee shall promptly notify the Company of any notice Indemnitee receives that a Claim has been made (or threatened). The Company shall promptly call a meeting of the Board of Directors with respect to a Claim and shall use its best efforts to facilitate a prompt determination by the Reviewing Party with respect to the Claim. Indemnitee shall be afforded the opportunity to make submissions to the Reviewing Party with respect to the Claim. Except as provided in this Section, any determination by the Reviewing Party shall be conclusive and binding on the Company and Indemnitee.

(b)   If there has been no determination by the Reviewing Party within 90 days after a written Claim has been received by the Company or if the Reviewing Party determines that Indemnitee substantively would not be permitted to be indemnified in whole or in part under applicable law, Indemnitee shall have the right to commence litigation in the Court of Chancery in the State of Delaware seeking an initial determination by the court or challenging any such determination by the Reviewing Party or any aspect thereof. The Company hereby consents to service of process and to appear in any such proceeding. If Indemnitee has commenced legal proceedings, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed). It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking has been tendered to the Company) that Indemnitee did not meet the Applicable Standard of Conduct, but the burden of proving such defense shall be on the Company. Neither the Reviewing Party's failure to have made a determination prior to the commencement of such action that indemnification of Indemnitee is proper in the circumstances because Indemnitee has met the Applicable Standard of Conduct nor an actual determination by Reviewing Party that Indemnitee did not meet the Applicable Standard of Conduct shall be a defense to the action or create a presumption that Indemnitee did not meet the Applicable Standard of Conduct.

5.   CHANGE IN CONTROL. If there is a Change in Control (other than a Change in Control which has been approved by a majority of the Board of Directors who were directors immediately prior to such Change in Control), then the Reviewing Party must be an Approved Law Firm or the stockholders.

6.   INDEMNIFICATION FOR ADDITIONAL EXPENSES. Upon request by Indemnitee, Company shall (within two business days of such request) advance to Indemnitee any and all expenses (including attorneys' fees) that are reasonably incurred by Indemnitee in connection with any claim asserted or action brought by Indemnitee for (i) indemnification or Expense Advances under this Agreement or any other agreement, Certificate of Incorporation provision or By-law of the Company now or hereafter in effect relating to Claims for Indemnifiable Events and/or (ii) recovery under any directors' and officers' liability insurance policies maintained by the Company. If successful in whole or in part, the Company shall indemnify Indemnitee against any and all such expenses. If wholly unsuccessful, Indemnitee shall promptly reimburse Company for all advances by Company hereunder.

7.   PARTIAL INDEMNITY, ETC. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for a portion of the Expenses, judgments, fines, penalties and amounts paid in settlement of a Claim but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled. Moreover, notwithstanding any other provision of this Agreement, to the extent that Indemnitee has been successful on the merits or otherwise in defense of any or all Claims relating in whole or in part to an Indemnifiable Event or in defense of any issue or matter therein, including dismissal without prejudice, Indemnitee shall be indemnified, to the extent permitted by law, against all Expenses incurred in connection with such Indemnifiable Event.

8.   BURDEN OF PROOF. In connection with any determination by the Reviewing Party or otherwise as to whether Indemnitee is entitled to be indemnified hereunder the burden of proof shall be on the Company to establish that Indemnitee is not so entitled.

9.   NO PRESUMPTION. For purposes of this Agreement, the termination of any claim, action, suit or proceeding, whether civil or criminal, by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of *nolo contendere,* or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

10.   ASSUMPTION OF DEFENSE.

If Company is required to pay the costs of any Claim brought against Indemnitee, Company shall have the right to assume the defense of such Claim, with counsel approved by Indemnitee, upon delivery of written notice of Company's election to assume the defense. Notwithstanding the foregoing, however, Company shall not have the right to assume defense in any Claim brought by or in the right of Company or as to which Indemnitee has reasonably concluded that there is a conflict of interest between Indemnitee and Company in the conduct of the defense.

After Company gives notice to Indemnnitee that Company intends to assume the defense of a Claim, Indemnitee will have the right to employ separate counsel at his expense. Company will not be liable under this Agreement for any fees of counsel Indemnitee subsequently incurs with respect to the Claim, unless:

- Company previously has authorized Indemnitee to employ separate counsel at Company's expense;

- Indemnitee reasonably has concluded that there is a conflict of interest between Indemnitee and Company in the conduct of Indemnitees' defense; or

- Company has failed to employ counsel to assume the defense of such Claim.

Indemnitee agrees to give Company such information and cooperation as Company may reasonably request in defense of any Claim or threat of a Claim.

Indemnitee agrees that Company is not obligated to indemnify Indemnitee under this Agreement for any amounts Indemnitee pays to settle any action or claim without Company's prior written consent. Company agrees not to settle any action or claim in any manner that will impose any penalty or limitation on Indemnitee without Indemnitee's prior written consent.

Each party to this Agreement agrees not to unreasonably withhold consent to any proposed settlement. If either party refuses to agree to a proposed settlement acceptable to the other party, Company will retain independent legal counsel reasonably acceptable to Indemnitee for the purpose of determining whether the proposed settlement is reasonable under the circumstances. Company will pay all reasonable fees and expenses incurred by independent legal counsel in connection with such determination. If independent legal counsel determines that the proposed settlement is reasonable under all the circumstances, the party advocating the settlement may consummate the settlement without the consent of the other party. Such independent legal counsel shall meet the standards of an Approved Law Firm.

11. NONEXCLUSIVITY, ETC. The rights of the Indemnitee hereunder shall be in addition to any other rights Indemnitee may have under the Certificate of Incorporation of the Company, the DGCL, or otherwise, including without limitation any right to indemnification to which Indemnitee may be entitled under DGCL Section 145(c). To the extent that a change in the DGCL (whether by statute or judicial decision) permits greater indemnification by agreement than would be afforded currently

under the Certificate of Incorporation of the Company and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change.

12.   LIABILITY INSURANCE. To the extent the Company maintains an insurance policy or policies providing directors' and officers' liability insurance, Indemnitee shall be covered by such policy or policies, in accordance with its or their terms, to the maximum extent of the coverage available for any director or officer of the Company and will promptly notify the insurance carriers of any Claim.

13.   PERIOD OF LIMITATIONS. No legal action shall be brought and no cause of action shall be asserted by or on behalf of the Company or any affiliate of the Company against Indemnitee, Indemnitee's spouse, heirs, executors or personal or legal representatives and any claim or cause of action of the Company or any affiliate shall be extinguished and deemed released unless asserted by the timely filing of a legal action within two year after the accrual of the Company's cause of action period, or if any shorter period of limitations is otherwise applicable by law, then prior to expiration of the shorter period.

14.   AMENDMENTS, ETC. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be effective unless in writing and no written waiver shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

15.   SUBROGATION. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

16.   NO DUPLICATION OF PAYMENTS. The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment (under any insurance policy, Certificate of Incorporation, By-law or otherwise) of the amounts otherwise indemnifiable hereunder.

17.   SPECIFIC PERFORMANCE. The parties recognize that if any provision of this Agreement is violated by the Company, Indemnitee may be without an adequate remedy at law. Accordingly, in the event of any such violation, the Indemnitee shall be entitled, if Indemnitee so elects, to institute proceedings, either in law or at equity, to obtain damages, to enforce specific performance, to enjoin such violation, or to obtain any relief or any combination of the foregoing as Indemnitee may elect to pursue.

18.   BINDING EFFECT, ETC. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective

successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company), assigns, spouses, heirs, and personal and legal representatives. This Agreement shall continue in effect regardless of whether Indemnitee continues to serve as an officer or director of the Company or of any other enterprise at the Company's request.

19. SEVERABILITY. The provisions of this Agreement shall be severable if any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

20. GOVERNING LAW. This Agreement shall be governed by, and be construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed in such state without giving effect to the principles of conflicts of laws.

21. NOTICES. All notices, requests, demands and other communications relating to this Agreement shall be in writing and shall be deemed to be duly given if (a) delivered by hand and receipted for by the party to whom the notice or communication was directed, or (b) mailed by certified or registered mail with postage prepaid:

if to Indemnitee, to:

or to such other address as Indemnitee furnishes, and

if to Company, to:

AMC Entertainment, Inc.
920 Main Street
Kansas City, MO 64105

or to such other address as Company furnishes.

IN WITNESS WHEREOF, the Company and Indemnitee have executed this Agreement as of the date first above written.

AMC Entertainment Inc.

By:_____
Name: Craig R. Ramsey
Title: Executive Vice President and Chief
           Financial Officer

Indemnitee

_____